Exhibit 12.1

AMERICAN CAPITAL AGENCY CORP.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	For the period May 20, 2008 (date operations commenced) through December 31, 2008	Year ended December 31, 2009	Six months ended June 30, 2010
	(dollars in thousands)
Net income	$35,352	$118,611	$90,008
Fixed charges and preferred stock dividends:
Interest expense	$24,937	$43,539	$32,858
Rent expense (1)	36	93	69
Preferred stock dividends (2)	—	—	—
Total fixed charges and preferred stock dividends	$24,973	$43,632	$32,927
Earnings available to cover fixed charges and preferred stock dividends	$60,325	$162,243	$122,935
Ratio of earnings to combined fixed charges and preferred stock dividends	2.4	3.7	3.7
(1)	Represents a reasonable approximation of the interest factor included in rent expense.

(2)	There were no shares of preferred stock outstanding during the periods presented above and, therefore, there are no amounts for preferred stock dividends included in the above calculations.